Exhibit 1
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FOR IMMEDIATE RELEASE                                            16 October 2008


                              WPP GROUP PLC ("WPP")

        MediaCom acquires majority stake in Data Intelligence in Denmark

WPP announces that its wholly-owned operating company MediaCom, the global media investment management network, has acquired a 75% stake in JLM Holdings APS, the parent company of Data Intelligence A/S ("Data Intelligence"), a leading Nordic sales and brand modelling company.

Founded in 2004, Data Intelligence is based in Copenhagen and employs 15 people. As a business consultancy, Data Intelligence specialises in measuring ROI (return on investment) on media and marketing investments.

Although the company's main focus is the Nordics, Data Intelligence works with clients all over Europe. Clients include Carlsberg, Nestle, P&G, SAS, Telenor, Viasat,.

Data Intelligence's revenues for the year ended 31 December 2007 were DKK 12.3 million. Its gross assets at the same date were DKK 12.1 million.

This investment continues WPP's strategy of developing its networks in important markets and sectors.


Contact:                        +44 20 7408 2204
Feona McEwan, WPP
www.wpp.com
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